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                            February 21, 2023

       Craig Snyder
       Chief Executive Officer
       Greenlane Holdings, Inc.
       1095 Broken Sound Parkway, Suite 100
       Boca Raton, FL 33487

                                                        Re: Greenlane Holdings,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 3,
2023
                                                            File No. 333-269576

       Dear Craig Snyder:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1 Filed February 3, 2023

       General

   1. We note that you incorporate by reference to various filings. However, it appears that you are not eligible to
incorporate by reference under General Instruction VII.C. of Form S-1, as you do not have a
Form 10-K on file for your most recently completed fiscal year.
                                                        Additionally, we note
that you are required to provide certain updated information as of the most recently
completed year pursuant to Items 402, 403, and 404 of Regulation S-K.
                                                        Please revise your
registration statement to include the above-referenced information, as applicable.
 Craig Snyder
FirstName LastNameCraig
Greenlane Holdings, Inc. Snyder
Comapany21,
February  NameGreenlane
             2023        Holdings, Inc.
February
Page 2 21, 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Cara Wirth at (202) 551-7127 or Jennifer L  pez Molina at
(202) 551-3792
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      John Hensley